U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

May 21, 2008

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re:          Trust for Professional Managers
Request to Withdraw Registration Statement on Form N-1A
(Registration No. 333-62298 and 811-10401) Originally Filed September 28, 2007

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Trust for Professional Managers (the “Registrant”) respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form N-1A (the “Registration Statement”).

The Registrant filed subsequent Post-Effective Amendments Nos. 76, 80, 81, 82, 83 and 85 to extend the effective date of the Fund, which as filed under Post-Effective Amendment No. 85 on April 24, 2008, was set to become effective on May 23, 2008. The Registrant represents that no securities have or will be sold under this Registration Statement.  The ground upon which the Registrant is making an application for withdrawal of the Registration Statement is because it has determined not to proceed with this Fund.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via postal mail in care of:  Kristin M. Cuene, Esq., U.S. Bancorp Fund Services, LLC, MK-WI-T4, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5348.

Very truly yours,

/s/ Kristin M. Cuene

Kristin M. Cuene, Esq.
For U.S. Bancorp Fund Services, LLC